

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2025

Jeffrey Likosar
President and Chief Financial Officer
ADT Inc.
1501 Yamato Road
Boca Raton, FL 33431

> **Re: ADT Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-38352**

Dear Jeffrey Likosar:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services